UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003


                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)


                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

                              [Letterhead of ASUR]


          ASUR Announces Total Passenger Traffic up 9.1% Year over Year

Mexico City, August 5th, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of July 2003 increased by 9.1 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S. and the start of the armed conflict in the Middle East, ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from July 2 through July 29, 2003, and the equivalent 28-day period last year from July 3 through July 30, 2002. Transit and general aviation passengers are excluded.


 -----------------------------------------------------------------------------
 Airport                  July 2003              July 2002           % Change
 -----------------------------------------------------------------------------
 Cancun                    803,844                720,498              11.6
 Cozumel                    54,874                 51,006               7.6
 Huatulco                   24,166                 26,288              (8.1)
 Merida                     78,664                 79,323              (0.8)
 Minatitlan                 10,210                  9,826               3.9
 Oaxaca                     36,400                 35,663               2.1
 Tapachula                  14,754                 14,838              (0.6)
 Veracruz                   41,959                 40,360               4.0
 Villahermosa               47,030                 40,891              15.0
 -----------------------------------------------------------------------------
 ASUR Total              1,111,901              1,018,693               9.1
 -----------------------------------------------------------------------------

                                    - More -

By week, ASUR's total passenger traffic from July 2 through July 29, 2003 varied year-over-year as follows:

o  Increased by 9.7 percent for the seven-day period from July 2 through July 8;
o  Increased by 7.2 percent for the seven-day period from July 9 through July
   15;
o Increased by 8.4 percent for the seven-day period from July 16 through July 22; and
o  Increased by 11.2 percent for the seven-day period from July 23 through July
   29


                               % Change July 2 thru July 29, 2003,
Airport                           vs. July 3 thru July 30, 2002

                   July 2 to 8    July 9 to 15    July 16 to 22   July 23 to 29
                      7 Days         7 Days           7 Days         7 Days
 -------------------------------------------------------------------------------
 Cancun                13.3            10.0             10.3           12.6
 Cozumel                2.0             4.9              9.7           13.3
 Huatulco             (23.1)          (15.4)           (11.9)          13.8
 Merida                (3.8)           (3.7)             1.4            2.3
 Minatitlan             1.9            11.3              1.3            1.1
 Oaxaca                (1.4)           (2.6)             4.3            6.9
 Tapachula             (3.4)           (2.8)             4.1           (0.6)
 Veracruz               9.4             1.8             (0.2)           6.0
 Villahermosa          14.3            15.2             15.1           15.4
 -------------------------------------------------------------------------------
 ASUR Total             9.7             7.2              8.4           11.2
 -------------------------------------------------------------------------------


About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.



                                    - ENDS -

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       ----------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: August 5, 2003